Exhibit 99.2

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Special Note Regarding Forward-Looking Statements

Except for the historical information contained in the following sections, the statements contained in the following sections are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts, “projects,” “should,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms.

The forward-looking statements contained in the following sections reflect our views as of the date hereof about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. Readers are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2014.

Any forward-looking statements contained in the following sections speak only as of the date hereof, and we caution readers not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained herein will prove to be accurate. Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or any other reason.

General

Introduction

You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements for the six months ended June 30, 2015 and the related notes, and together with our audited consolidated financial statements for the year ended December 31, 2014 filed with the Commission as part of our Annual Report on Form 20-F for the year ended December 31, 2014. These financial statements have been prepared in accordance with U.S. GAAP.

Unless we have indicated otherwise or the context otherwise requires, references in the following sections to: (1) "we", "us", "our", "RiT", the "Registrant" or the "Company" are to RiT Technologies Ltd. and its wholly-owned US subsidiary; (2) "dollars" or "$" are to United States Dollars; (3) “NIS” are to New Israeli Shekels, the currency of the State of Israel; (4) "Commission" is to the United States Securities and Exchange Commission; (5) "Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999, as amended; (6) “STINS” or “STINS COMAN” are to STINS COMAN Incorporated, a Russian corporation headquartered in Moscow, Russia, and which is our largest shareholder; (7) "Invencom" are to Invencom Technologies Ltd. (formerly known as Quartz (Israel) Commerce & Investments Ltd.), an Israeli private company owned by the wife of Mr. Sergey Anisimov, Chairman of the Board of Directors of the Company and president of STINS COMAN; (8) "Convertible Loan Agreement" or "Convertible Loan" are to the Convertible Loan Agreement between RiT and STINSCOMAN, dated June 11, 2009, as amended on June 17, 2009, February 17, 2010, April 14, 2011, December 8, 2011, April 17,2012, August 6, 2012, October 23, 2012 and August 12, 2014; (9) "IIM" are to Intelligent Infrastructure Management; (10) "Enterprise" and "carrier"" relate to the sectors we formerly identified as "datacom" and "telecom," respectively, with our enterprise solutions also referred to as our IIM solutions; (11) “APAC” means Asia Pacific; (12) "R&D" are to research and development; and (13)“NGN” means Next Generation Networks.

Overview

We commenced operations in 1989. We are a leading provider of IIM solutions and a developer of an innovative indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. Our IIM solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions. Our Beamcaster™ product is the first of our indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. During the third quarter of 2013, we commenced selling initial pilot installations of Beamcaster™.

Financial Highlights for the Six Months Ended June 30, 2015

Sales: Sales for the six months ended June 30, 2015 totaled $7.94 million, a 115.1% increase compared with $3.7 million for the six months ended June 30, 2014. The increase was attributable primarily to increase in sales in Eastern Europe, Asia Pasific and Israel, the company had sold $4.9M to the two new distributers in Russia and Singapore. The increase in sales in the above regions was set off by reduced in sales to Latin America due to the bad economic situation in Brazil.

Cost of sales: Cost of sales as a percentage of revenues for the six months ended June 30, 2015 was 54.3%, compared to 63.8% for the same period in 2014. The improvement is mainly due to mix of products sold and the fact that our fixed costs remained at the same level or even slightly decreased while the sales amount increased significantly.

Operating expenses: Operating expenses for the six months ended June 30, 2015 totaled $3.5 million, a decrease of 40.1% compared with $5.8 million for the same period in 2014. The decrease resulted from a decrease in all of our operating expenses. Reduction in our research and development expenses of $0.6 million during the six months ended June 30, 2015 as compared to the same period in 2014 was attributable mainly to a decrease in personnel and a capitalization of expenses made for the first time on 2015. Reduction in our Sales and Marketing expenses of $0.7 million during the six months ended June 30, 2015 as compared to the same period in 2014 was attributable mainly to a decrease in personnel in RiT Inc. and in various locations around the world. Reduction in our general and administrative expenses of $1.0 million during the six months ended June 30, 2015 as compared to the same period in 2014 resulting from outstanding collection of a few customers’ debts which we have classified as doubtful debts in 2014, as well as a decrease in stock compensation expense.

Net margin: Net margin for the first six months of 2015 was $0.1 million. Net loss for the first six months of 2014 was $4.5 million. The net margin is due to an increase in sales and due to the reduction in expenses as described above.

Cash and cash equivalents: Our cash and cash equivalents decreased from $1.6 million as of December 31, 2014 to $1.2 million as of June 30, 2015. As of June 30, 2015, we had drawn down, in the aggregate, a principal amount of approximately $32.9 million under the Convertible Loan Agreement, $29.9 million of which has been converted into ordinary shares. As of June 30, 2015, we could borrow up to an additional $12.1 million from STINS COMAN under the Convertible Loan Agreement.

Shareholders’ equity: Our shareholders’ equity increased from approximately $3.9 million as of December 31, 2014 to approximately $5.2 million as of June 30, 2015 as a result of the profit recorded during the first six months of 2015, issuance of warrants to Invencom and the stock based compensation expenses we recorded during this period.

Recent Developments

On January 15, 2015, March 12, 2015, and March 15, 2015, we drew down $1.0, $0.56 and $0.44 million in accordance, under the Convertible Loan. Accordingly, as of the date hereof, the total outstanding principal amount under the Convertible Loan is $3.0 million.

On August 9, 2015, the Company closed an equity investment in its recently incorporated Israeli-subsidiary named RiT Wireless Ltd. ("RiT Wireless"), by Invencom Technologies Ltd., ("Invencom", an Israeli private company and an affiliate of Stins Coman, the controlling shareholder of the Company.

Under the terms of said investment, Invencom purchased ordinary shares of RiT Wireless for a purchase price of $5,000,000, which reflects a post-money valuation of approximately $15 million for RiT Wireless. The purchase price will be paid in three installments, the first of which was $1.3 million paid at the closing by Invencom to RiT Wireless.  Following the investment transaction, Invencom owns 33% of the ordinary shares of RiT Wireless and RiT owns the remaining 67%.

Prior to said investment, the Company and RiT Wireless finalized a restructuring relating to the Indoor Wireless Optical Network (IWON) Technology including its product known as  Beamcaster, whereby said technology was contributed to RiT Wireless, for no consideration, by means of a Technology Transfer Agreement signed between the parties. In addition, the Company and RiT Wireless entered into a Transition Services Agreement under which, the Company will provide transition services to RiT Wireless, including administration services, sublease of office and warehouse space, bookkeeping, IT Services and more. The Effective Date in both, the Technology Transfer Agreement and the Transition Services Agreement, was set to be as of July 1, 2015.

Critical Accounting Policies

A comprehensive discussion of our critical accounting estimates and assumptions is included in the “Operating and Financial Review and Prospects” section in our Annual Report on Form 20-F for the year ended December 31, 2014.

Results of Operations

Comparison of Six Months Ended June 30, 2015 and 2014

The following table sets forth, for the periods indicated, certain financial data expressed in dollars (U.S. dollars in thousands) and as a percentage of total revenue:

	Six Months Ended June 30,
	2015		2014
Sales	$7,936	100.0%	$3,690	100.0%
Cost of sales	4,307	54.3%	2,355	63.8%
Gross profit	3,629	45.7%	1,335	36.2%
Operating expenses
Research and development, net	825	11.3%	1,473	39.9%
Sales and marketing, net	1,483	18.7%	2,163	58.6%
General and administrative	1,145	14.4%	2,133	57.8%

Total operating expenses	3,453	43.5%	5,769	156.3%

Operating margin (loss)	176	2.2%	(4,434)	(120.2)%
Financing loss, net	(44)	(0.6)%	(49)	(1.3)%
Margin (Loss) before income tax expense	132	1.7%	(4,483)	(121.5)%
Taxes on income	-		-
Net margin (loss)	$132	1.7%	$(4,483)	(121.5)%

Sales.  Sales consist of gross sales of products less discounts. For additional details regarding the manner in which we recognize revenues, see the discussion under “Critical Accounting Policies - Revenue Recognition” in our Annual Report on Form 20-F for the year ended December 31, 2014.

Primarily all of our revenues in the first six months of 2015 and 2014 were from sales of enterprise solutions. The following table provides a breakdown of our revenues (including maintenance and services revenues) by geographical area (based on location of customers) and relative percentages of our total revenue during the periods indicated (U.S. dollars in thousands):

	Six Months Ended June 30,
	2015		2014
United States	$17	0.2%	$54	1.5%
Europe	4,826	60.8%	1,429	39%
Israel	1,725	21.7%	1,143	31%
Latin America	24	0.3%	487	13%
Asia Pacific	1,337	16.8%	530	14%
Rest of the World	7	0.1%	47	1.5%
Total	$7,936	100%	$3,690	100%

Sales increased to $7.9 million in the first six months of 2015, a 115% decrease compared with approximately $3.7 million for the first six months of 2014. The increase was attributable primarily to increase in sales in Eastern Europe and Asia Pasific, the company had sold $4.9M to the two new affiliated distributers in Russia and Singapore. The increase in sales in the above regions was set off by reduced in sales to Latin America due to the bad economic situation in Brazil.

Cost of Sales.  Cost of sales consists primarily of materials, sub-contractors expenses, shipping costs, compensation costs attributable to employees, write-downs of inventory and overhead expenses related to our manufacturing operations.

Cost of sales was $4.3 million in the first six months of 2015 and $2.3 million in the first six months of 2014. Cost of sales as a percentage of sales decreased to 54.3% in the first six months of 2015 compared to 63.8% for the first six months of 2014. The improvement is mainly due to mix of products sold and the fact that our fixed costs remained at the same level or even slightly decreased while the sales amount increased significantly.

Gross Profit. Gross profit increased from 36.2% in the first six months of 2014 to 45.7% in the first six months of 2015, mainly due to the increase in sales and to the reduction in fixed costs in the our cost of sales during the period, as described above.

Operating Expenses. The following table sets forth a breakdown of our operating expenses for the periods indicated:

	Six Months Ended June 30,
	2015	2014	2015 vs. 2014
	(Dollars in thousands)
Research and development, net	$825	$1,473	(44.0)%
Sales and marketing	1,483	2,163	(31.4)%
General and administrative	1,145	2,133	(46.3)%
Total	$3,453	$5,769	(40.1)%

Research and Development Expenses. R&D expenses consist primarily of compensation costs attributable to employees engaged in ongoing R&D activities, development-related raw materials and sub-contractors, and other related costs.

R&D expenses were $0.8 million in the first six months of 2015 compared with approximately $1.5 million in the first six months of 2014. As a percentage of sales, R&D expenses decreased to 10.4% in the first six months of 2015 from 39.9% in the first six months of 2014, resulting mainly from the decrease in salaries expense of $0.6 million due to decrease in personnel and capitalization of developments costs on 2015.

During the six months ended June 30, 2015 we did not receive grants from the Israeli Office of the Chief Scientist comparing $236,000 received during the six months ended June 30, 2014.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in sales and marketing activities, promotion, advertising, trade shows and exhibitions, sales support, travel, commissions and related expenses.

Sales and marketing expenses were approximately $1.5 million in the first six months of 2015 and $2.2 million in the first six months of 2014. The decrease is primarily a result of decrease in personnel in RiT Inc. and in various locations around the world.

General and Administrative. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance and administrative costs and doubtful debt expenses.

General and administrative expenses were approximately $1.1 million in the first six months of 2015 compared with $2.1 million in the first six months of 2014. As a percentage of sales, G&A expenses decreased in 46% in the first six months of 2015 from 57.8% in the first six months of 2014, resulting from outstanding collection of a few customers’ debts which we have classified as doubtful debts in 2014, as well as a decrease in stock compensation expense.

Financing Loss, Net. Financing loss, net was approximately $44,000 in the first six months of 2015 compared with approximately $49,000 in the first six months of 2014.

Net Margin. Net Margin for the first six months of 2015 was $0.1 million for the first six months of 2015 comparing to net loss of approximately $4.5 million for the first six months of 2014. The change from loss to margin is primarily as a result of the increase in sales and to the decrease in operating expenses as described above.

 Liquidity and Capital Resources

In the past few years, we financed our operations through cash generated from operations, R&D and marketing grants from the Government of Israel, private and public capital raises and loans from our major shareholder, STINS COMAN, including the conversion thereof into our ordinary shares.

As described below in more detail, as of September 24, 2015, we have the right to draw an additional $12.1 million under the Convertible Loan Agreement until December 31, 2016.

Principal Financing Activities

Our principal financing activities during the past six years were:

•
In June 2009, we entered into the Convertible Loan Agreement with STINS COMAN, according to which STINS COMAN agreed to extend to us a loan of, initially, up to $10 million (the "Maximum Amount") at an annual interest rate of 2.47%. The Convertible Loan Agreement, including the Maximum Amount, has been amended several times, including lastly on August 12, 2014. Currently, the Maximum Amount is set at $45 million and the period during which we may call and receive any portion of the loan not already used is scheduled to expire on December 31, 2016 (the "Term"). Under the Convertible Loan Agreement, as amended, the Company may call and receive any portion of the loan from STINS COMAN, but no more than $5 million at a time (up to the said Maximum Amount of $45 million) and at intervals of at least 30 days between each call request. As of September 24, 2015, we had drawn approximately $32.9 million of the principal of the loan under the Convertible Loan Agreement, which we received in installments, such that we still have available withdrawals of up to $12.1 million.

Part of the outstanding loans from STINS COMAN have been converted into our ordinary shares as follows: (1) in May 2010, approximately $1.5 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 615,485 of our ordinary shares, reflecting an average conversion price of $2.465 per share, (2) in September 2010, approximately $1.5 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 687,128 of our ordinary shares, reflecting an average conversion price of $2.214 per share, (3) in March 2011, approximately $1.2 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 408,787 of our ordinary shares, reflecting an average conversion price of $2.876 per share, (4) in June 2011, approximately $1.0 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 177,006 of our ordinary shares, reflecting an average conversion price of $5.680 per share, (5) in December 2011, approximately $3.2 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 636,874 of our ordinary shares, reflecting an average conversion price of $5.090 per share, (6) in June 2012, approximately $4.2 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 1,146,114 of our ordinary shares, reflecting an average conversion price of $3.667 per share, (7) in December 2012, approximately $3.8 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 1,119,743 of our ordinary shares, reflecting an average conversion price of $3.42 per share, (8) in March 2013, approximately $4.5 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 1,021,166 of our ordinary shares, reflecting an average conversion price of $4.440 per share, (9) in June 2013, approximately $2.0 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 449,738 of our ordinary shares, reflecting an average conversion price of $4.46 per share, (10) in September 2013, approximately $2.0 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 582,494 of our ordinary shares, reflecting an average conversion price of $3.45 per share, and (11) in September 2014, approximately $5.0 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 2,778,088 of our ordinary shares, reflecting an average conversion price of $1.82 per share .   See “Related Party Transactions” included in our Annual Report on Form 20-F for the year ended December 31, 2014.

On November 27, 2013, we consummated an underwritten public offering of 3,000,000 ordinary shares and warrants to purchase up to 1,725,000 ordinary shares at an offering price of $2.00 per share and $0.01 per warrant (including warrants to purchase 225,000 ordinary shares issued to the underwriter, Aegis Capital Corp., upon exercise of its over-allotment option), or the Public Warrants. In connection with the offering, we also issued to the underwriter warrants to acquire an additional 150,000 ordinary shares, or the Underwriter Warrants. All of the warrants have a per share exercise price of $2.50, are exercisable immediately (except for the Underwriter Warrants that become exercisable on November 27, 2014), and expire 5 years from the date of issuance, i.e., on November 27, 2018. The Public Warrants began trading on The NASDAQ Capital Market on November 22, 2013 under the symbol "RITTW." Total gross proceeds from the offering were approximately $6.0 million, before deducting underwriting discounts and commissions and other offering expenses payable by the Company. The net amount received by us from the offering, after deducting all offering expenses, was approximately $4.95 million.

In June 22nd 2015, the Company issued to Invencom Technologies Ltd. ("Invencom"), an affiliate of the controlling shareholder of the Company (the "Transaction"), a warrant which allows Invencom to purchase up to 6,000,000 ordinary shares of the Company, at an exercise price of $2.5 per share (the “Warrant”).

The purchase price for the Warrant was based on the average market price of the warrants we issued as part of the underwritten public offering we completed on November 27, 2013 (the "Public Warrants"), so that the aggregate purchase amount for the Warrant equaled to: (a) the average market price of the Public Warrants in the ten trading days period prior to the closing of this transaction, multiplied by (b) 6,000,000 (which is the number of the Warrant's underlying Ordinary Shares).

The Parties closed the transaction on June 22, 2015 at 11:30 AM Israel Time (the "Closing"). The purchase price per warrant was closed at US$0.15911 (which was the average market price of the Public Warrants in the ten trading days period prior to the Closing), resulting in an aggregate purchase amount of US$954,660 for the Warrant (the "Purchase Amount"). The Purchase Amount was paid to the Company at the Closing.

The effective date of the Warrant (the "Commencement Date" set forth in the Warrant), was set to July 8, 2015.

Working Capital and Cash Flows

On June 30, 2015, we had cash and cash equivalents of approximately $1.2 million, compared with $1.6 million on December 31, 2014.

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the six months ended June 30, 2015 and 2014 (dollars in thousands):

	2015	2014
Net cash used in operating activities	$(3,004)	$(3,958)
Net cash used in investing activities	(323)	(106)
Net cash provided by financing activities	2,955	-

Net cash used in operating activities was $3.0 million in the first six months of 2015 compared to $4.0 million in the first six months of 2014. Net cash used in operating activities during the first six months of 2015 consisted primarily from increase in trade receivables set off by an increase in trade payables. Net cash used in operating activities during the first six months of 2014 consisted primarily from the net loss in the period, increased inventories, decreased trade payables and increased current assets, partially offset by a decrease in trade receivables.

Net cash used for investing activities was $323,000 in the first six months of 2015 and $106,000 in the first six months of 2014. Our principal investing activity in 2014 was purchase of property and equipment, and in 2015- capitalization of R&D expenses.

Net cash provided by financing activities was $2.96 million in the first six months of 2015 and $0 million in the first six months of 2014. The increase is a result of an increase in loan proceeds from the Convertible Loan and issuance of Warrants to Invencom.

Our contractual and contingent obligations and commitments as of June 30, 2015, primarily consisted of obligations associated with our future operating lease obligations, our suppliers’ obligations and a contingent liability to the Chief Scientist. See Note 5 to our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2014 and “Tabular Disclosure of Contractual Obligations” in our Annual Report on Form 20-F for the year ended December 31, 2014.

 Principal Capital Expenditure and Divestitures

During the six months ended June 30, 2015 and 2014, our capital expenditures totaled approximately $0.1 million for both periods, all of which was used for the purchase of machinery, computers and research and development equipment. Other than similar future capital expenditures consistent with the amounts described above, In addition, on 2015 we started to capitalize costs related to our new ERP system that is planned to be fully deployed on 2016.

           We did not make any significant divestitures in the past three years, on the third quarter of 2015 we commenced another restructuring process, please see above under recent developments.

Outlook

We believe that our cash and cash equivalents, together with cash generated from operations, as well as the availability of additional loans of up to approximately $12.1 million as of September 24, 2015 from STINS COMAN pursuant to the Convertible Loan Agreement, will be sufficient to finance our operations for at least the next 12 months.  Subject to the terms of the Convertible Loan Agreement we are permitted to draw down any remaining principal amount outstanding under the agreement.

We cannot assure you that our actual cash requirements will not be greater than we currently expect, if circumstances change during 2015. In addition, we may need to raise additional funds during 2016 to support the execution of our long-term growth strategy described herein. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us. If we are unsuccessful in raising such financing on acceptable terms, we will not be able to carry out our plan and our operations and growth strategy would be materially adversely affected.